SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

EVERGREEN SOLAR, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.0% SENIOR CONVERTIBLE NOTES DUE 2013
(Title of Class of Securities)
30033RAC2
(CUSIP Number of Class of Securities)
and
13.0% CONVERTIBLE SENIOR SECURED NOTES DUE 2015
(Title of Class of Securities)
30033RAD0
(CUSIP Number of Class of Securities)

Michael El-Hillow
President and Chief Executive Officer
Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, Massachusetts 01752
(508) 357-2221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John R. Utzschneider, Esq. J.Q. Newton Davis, Esq. Bingham McCutchen LLP One Federal Street Boston, MA 02110 (617) 951-8000	Christian M. Ehrbar, Esq. General Counsel and Corporate Secretary Evergreen Solar, Inc. 138 Bartlett Street Marlboro, Massachusetts 01752 (508) 357-2221	John A. Fore, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$208,000,000 (3)	$14,830.40
$165,000,000 (4)	$11,764.50

(1)	Estimated for purposes of calculating the amount of the filing fee only. This tender offer statement relates to the exchange by Evergreen Solar, Inc. of up to $100,000,000 aggregate principal amount of its new 4.0% Convertible Subordinated Additional Cash Notes due 2020 for up to $200,000,000 of its currently outstanding 4.0% Senior Convertible Notes due 2013 and up to $165,000,000 aggregate principal amount of its new 7.5% Convertible Senior Notes due 2017 for up to $165,000,000 of its currently outstanding 13.0% Convertible Senior Secured Notes due 2015.

(2)	The registration fee has been calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .0000713.

(3)	Represents the value of the amount of 4.0% Senior Convertible Notes due 2013 that the issuer may receive from tendering holders in the exchange offers described herein.

(4)	Represents the value of the amount of 13% Convertible Senior Secured Notes due 2015 that the issuer may receive from tendering holders in the exchange offers described herein.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$26,594.90	Filing Party:	Evergreen Solar, Inc.
Form or Registration No.:	S-4	Date Filed:	December 6, 2010

Amount Previously Paid:	$570.40	Filing Party:	Evergreen Solar, Inc.
Form or Registration No.:	S-4/A	Date Filed:	December 22, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This issuer tender offer statement on Schedule TO (this “Schedule TO”) is being filed by Evergreen Solar, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offers”) (i) an aggregate principal amount of up to $100,000,000 of its new 4.0% Convertible Subordinated Additional Cash Notes due 2020 (the “New 4% Notes”) for an aggregate principal amount of up to $200,000,000 of its currently outstanding 4.0% Senior Convertible Notes due 2013 (the “Existing 4% Notes”) and (ii) an aggregate principal amount of up to $165,000,000 of its new 7.5% Convertible Senior Notes due 2017 (the “New 7.5% Notes”) for an aggregate principal amount of $165,000,000 of its currently outstanding 13.0% Convertible Senior Secured Notes due 2015 (the “Existing 13% Notes”), upon the terms and subject to the conditions set forth in the Company’s prospectus (the “Prospectus”) filed with the Securities and Exchange Commission on January 3, 2011 pursuant to Rule 424(b) and forming a part of the Company’s Amendment No. 3 to the Registration Statement on Form S-4/A (Registration No. 333-171001) (the “Registration Statement”) filed with the Securities and Exchange Commission on December 30, 2010 and the related Letter of Transmittal and Consent for the Exchange Offers (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, to this Schedule TO.

     All of the information set forth in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offers hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.
Item 1. Summary Term Sheet.
     The information in the Prospectus under the heading “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and Address. The issuer is Evergreen Solar, Inc., a Delaware corporation, with its principal executive offices located at 138 Bartlett Street, Marlboro, Massachusetts 01752; telephone number (508) 357-2221.

(b)	Securities. The subject class of securities are (i) the Existing 4% Notes and (ii) the Existing 13% Notes. As of the date of this filing, $249,207,000 aggregate principal amount of the Existing 4% Notes were outstanding and $165,000,000 aggregate principal amount of the Existing 13% Notes were outstanding.

(c)	Trading Market and Price. Neither the Existing 4% Notes nor the Existing 13% Notes are listed on any national securities exchange and, to the knowledge of the Company, there is no established trading market for the Existing 4% Notes or the Existing 13% Notes. The information in the Registration Statement under the heading “Price Range of Common Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)	Name and Address. The filing person is Evergreen Solar, Inc., a Delaware corporation, with its principal executive offices located at 138 Bartlett Street, Marlboro, Massachusetts 01752; telephone number (508) 357-2221.
     Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company:

Name	Position
Michael El-Hillow	President, Chief Executive Officer and Director
Paul Kawa	Interim Chief Financial Officer
Richard G. Chleboski	Vice President, Strategy and Business Development
Christian M. Ehrbar	General Counsel and Corporate Secretary
Dr. Lawrence Felton	Chief Technical Officer
Henry Ng	Vice President and General Manager, China Manufacturing
Gary T. Pollard	Vice President, Human Resources
Carl Stegerwald	Vice President, Construction Management and Facilities Engineering
Daniel Welch	Vice President and General Manager, US Manufacturing
Peter Rush	Vice President, Global Sales
Ian Gregory	Senior Director, Marketing
Edward C. Grady	Chairman of the Board of Directors
Tom L. Cadwell	Director
Allan H. Cohen	Director
Dr. Peter W. Cowden	Director
Dr. Susan F. Tierney	Director

     The business address and telephone number of each of the above executive officers and directors of the Company is c/o Evergreen Solar, Inc., 138 Bartlett Street, Marlboro, Massachusetts 01752; telephone number (508) 357-2221.
Item 4. Terms of the Transaction.
(a)	Material Terms. The information in the Prospectus under the headings “Summary,” “Description of the Exchange Offers and Consent Solicitation,” “Description of the Proposed Amendments,” “Description of New 4% Notes,” “Description of New 7.5% Notes,” “Description of Material Differences Between the New 4% Notes and Existing 4% Notes,” “Description of Material Differences Between the New 7.5% Notes and Existing 13% Notes” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.
(1)	Tender Offers.
(i)	The information in the Prospectus under the headings “Summary” and “Description of the Exchange Offers and Consent Solicitation” is incorporated herein by reference.

(ii)	The information in the Prospectus under the headings “Summary” and “Description of the Exchange Offers and Consent Solicitation” is incorporated herein by reference.

(iii)	The information in the Prospectus under the headings “Summary” and “Description of the Exchange Offers and Consent Solicitation” is incorporated herein by reference.

(iv)	Not Applicable.

(v)	The information in the Prospectus under the headings “Summary” and “Description of the Exchange Offers and Consent Solicitation” is incorporated herein by reference.

(vi)	The information in the Prospectus under the headings “Summary” and “Description of the Exchange Offers and Consent Solicitation” is incorporated herein by reference.

(vii)	The information in the Prospectus under the heading “Description of the Exchange Offers and Consent Solicitation” is incorporated herein by reference.

(viii)	The information in the Prospectus under the heading “Description of the Exchange Offers and Consent Solicitation” is incorporated herein by reference.

(ix)	Not Applicable.

(x)	The information in the Prospectus under the headings “Summary,” “Description of the Exchange Offers and Consent Solicitation,” “Description of Material Differences Between the New 4% Notes and Existing 4% Notes” and “Description of Material Differences Between the New 7.5% Notes and Existing 13% Notes” is incorporated herein by reference.

(xi)	The information in the Prospectus under the heading “Capitalization,” “Unaudited Pro Forma Financial Data” and “Description of the Exchange Offers and Consent Solicitation” is incorporated herein by reference.

(xii)	The information in the Prospectus under the headings “Description of the Exchange Offers and Consent Solicitation” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.
(2)	Mergers or Similar Transactions. Not Applicable.
(b)	Purchases. None of the Company’s officers, directors or affiliates hold any of the Existing 4% Notes or the Existing 13% Notes and, therefore, no Existing 4% Notes or Existing 13% Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offers.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities.

          The information in the Prospectus under the heading “Description of Common Stock” is incorporated herein by reference.
          The Company sponsors certain equity-based compensation plans and is party to stock option agreements with certain of its employees. These plans and agreements provide for the grant of options to purchase shares of the Company’s common stock, among other things. The Company has also entered into a stockholders agreement with OCI Company Ltd. (“OCI”), which prohibits, without the Company’s consent, certain acquisitions of its common stock by OCI, certain proxy solicitation activities, as well as OCI’s ability to publicly announce or make certain proposals regarding business combinations involving the Company, among other things. For further information regarding the terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.
          The Company has entered into (a) the following agreements (each of which is filed as an exhibit to this Schedule TO) relating to the Existing 4% Notes: (i) Indenture, dated July 2, 2008, by and between Evergreen Solar, Inc. and U.S. Bank National Association, as Trustee and (ii) First Supplemental Indenture, dated July 2, 2008, by and between Evergreen Solar, Inc. and U.S. Bank National Association, as Trustee and (b) the following agreements (each of which is filed as an exhibit to this Schedule TO) relating to the Existing 13% Notes: (i) Indenture, dated April 26, 2010, by and among Evergreen Solar, Inc., certain guarantors named therein, and U.S. Bank National Association, as Trustee; (ii) Pledge and Security Agreement, dated April 26, 2010, by and among Evergreen Solar, Inc. certain guarantors named therein, and U.S. Bank National Association, as Collateral Agent; and (iii) Collateral Trust Agreement, dated April 26, 2010, by and among Evergreen Solar, Inc. certain guarantors named therein, U.S. Bank National Association, as Trustee and U.S. Bank National Association, as Collateral Agent.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	Purposes. The information in the Prospectus under the heading “Summary” is incorporated herein by reference.

(b)	Use of Securities Acquired. The Company will cancel and retire up to $200,000,000 aggregate principal amount of the Existing 4% Notes and all of the Existing 13% Notes acquired in the transaction.

(c)	Plans.
(1)	The 1-for-6 reverse stock split previously approved by its stockholders at the Company’s annual meeting on July 27, 2010 became effective on January 1, 2011.

(2)	None.

(3)	The information in the Prospectus under the headings “Summary” and “Risk Factors” is incorporated herein by reference.

(4)	None.

(5)	None.

(6)	On July 1, 2010, the Company received a deficiency letter from The Nasdaq Global Market stating that, based on the closing bid price of its common stock for the 30 consecutive business days preceding such date, the Company no longer meets the minimum $1.00 per share requirement for continued listing on The Nasdaq Global Market under Marketplace Rule 5450(a)(1). The Company submitted an application to Nasdaq to move its common stock from The Nasdaq Global Market to The Nasdaq Capital Market and this move became effective on December 29, 2010. By switching markets, the Company will have an additional 180-day grace period to regain compliance with the minimum bid price rule.

(7)	None.

(8)	None.

(9)	The Company maintains three stock purchase and/or option plans: the 1994 Stock Option

Plan, the Amended and Restated 2000 Stock Option and Incentive Plan and the Amended and Restated 2000 Employee Stock Purchase Plan. The Company may issue securities in each of these plans from time to time.

(10)	None.
Item 7. Source and Amount of Funds or Other Consideration.
(a)	Source of Funds. The consideration to be used in the Exchange Offers consists of the New 4% Notes and the New 7.5% Notes. If $200,000,000 aggregate principal amount of the Existing 4% Notes are tendered and accepted for exchange, an aggregate principal amount of $100,000,000 of the New 4% Notes will be issued and, if all of the Existing 13% Notes are tendered and accepted for exchange, an aggregate principal amount of $165,000,000 of the New 7.5% Notes will be issued. The Company expects to pay fees and expenses in connection with the Exchange Offers from the Company’s working capital.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)	Securities Ownership. None.

(b)	Securities Transactions. None.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. The information in the Prospectus under the headings “Summary,” “Description of the Exchange Offers and Consent Solicitation—Other Fees and Expenses,” “Description of the Exchange Offers and Consent Solicitation—Exchange Agent” and “Description of the Exchange Offers and Consent Solicitation—Dealer Manager and Solicitation Agent” is incorporated herein by reference.
Item 10. Financial Statements.
(a)	Financial Information.
          The following financial statements and information are incorporated herein by reference:
(1)	The audited consolidated financial statements of the Company set forth on pages F-1 through F-37 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(2)	The audited and unaudited financial statements of Sovello AG as set forth as Exhibits 99.1 and Exhibit 99.2 in the Company’s Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009.

(3)	The unaudited condensed consolidated financial statements of the Company set forth on pages 3 through 25 in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2010.

(4)	The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges.”

(5)	The book value per share as of October 2, 2010 was $1.67 (or approximately $10.02 per share after giving effect to the 1-for-6 reverse stock split).
          Copies of the financial statements incorporated herein by reference pursuant to clauses (1), (2) and (3) of this Item 10(a) can be obtained as provided in the Prospectus under the heading “Incorporation of Certain Documents by Reference.”
(b)	Pro Forma. The information in the Prospectus under the heading “Capitalization” and “Unaudited Pro Forma Financial Data” is incorporated herein by reference.

Item 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)	None.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.
(b)	Other Material Information. The information in the Prospectus and Letter of Transmittal is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)	Letter of Transmittal and Consent.

(a)(1)(B)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(C)	Letter to Clients.

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus dated January 3, 2011 (incorporated herein by reference to the Company’s Prospectus filed with the Commission on January 3, 2011 pursuant to Rule 424(b) and forming a part of the Company’s Registration Statement on Form S-4, File No. 333-171001).

(a)(5)	Press Release issued December 6, 2010 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 6, 2010, File No. 000-31687).

(a)(6)	Press Release issued January 3, 2011 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 3, 2011, File No. 000-31687).

(b)	None.

(d)(1)	Indenture, dated July 2, 2008, by and between Evergreen Solar, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Commission on July 7, 2008, File No. 000-31687).

(d)(2)	First Supplemental Indenture, dated July 2, 2008, by and between Evergreen Solar, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the Commission on July 7, 2008, File No. 000-31687).

(d)(3)	Indenture, dated April 26, 2010 by and among Evergreen Solar, Inc., the guarantors named therein and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Commission on April 27, 2010, File No. 000-31687).

(d)(4)	Pledge and Security Agreement, dated as of April 26, 2010, by and among Evergreen Solar, Inc., the guarantors named therein and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K,

filed with the Commission on April 27, 2010, File No. 000-31687).

(d)(5)	Collateral Trust Agreement, dated April 26, 2010 by and among Evergreen Solar, Inc., the guarantors named therein, U.S. Bank National Association, as Trustee and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed with the Commission on April 27, 2010, File No. 000-31687).

(g)	None.

(h)	Tax Opinion of Bingham McCutchen LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).
Item 13. Information Required by Schedule 13E-3.
          Not Applicable.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVERGREEN SOLAR, INC.

Dated: January 3, 2011	By:	/s/ Michael El-Hillow
	Name:	Michael El-Hillow
	Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Letter of Transmittal and Consent.

(a)(1)(B)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(C)	Letter to Clients.

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus dated January 3, 2011 (incorporated herein by reference to the Company’s Prospectus filed with the Commission on January 3, 2011 pursuant to Rule 424(b) and forming a part of the Company’s Registration Statement on Form S-4, File No. 333-171001).

(a)(5)	Press Release issued December 6, 2010 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 6, 2010, File No. 000-31687).

(a)(6)	Press Release issued January 3, 2011 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 3, 2011, File No. 000-31687).

(b)	None.

(d)(1)	Indenture, dated July 2, 2008, by and between Evergreen Solar, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Commission on July 7, 2008, File No. 000-31687).

(d)(2)	First Supplemental Indenture, dated July 2, 2008, by and between Evergreen Solar, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the Commission on July 7, 2008, File No. 000-31687).

(d)(3)	Indenture, dated April 26, 2010 by and among Evergreen Solar, Inc., the guarantors named therein and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Commission on April 27, 2010, File No. 000-31687).

(d)(4)	Pledge and Security Agreement, dated as of April 26, 2010, by and among Evergreen Solar, Inc., the guarantors named therein and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the Commission on April 27, 2010, File No. 000-31687).

(d)(5)	Collateral Trust Agreement, dated April 26, 2010 by and among Evergreen Solar, Inc., the guarantors named therein, U.S. Bank National Association, as Trustee and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed with the Commission on April 27, 2010, File No. 000-31687).

(g)	None.

(h)	Tax Opinion of Bingham McCutchen LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).